\\ffny03\docs\docs\barshla\normal\0247092.02



            U.S. SECURITIES & EXCHANGE COMMISSION

                  Washington, D. C.  20549

                 SCHEDULE 13D - AMENDMENT #9
          Under the Securities Exchange Act of 1934

                        Calton, Inc.
                      (Name of Issuer)

                        Common Stock
                 (Title of Class Securities)

                          131380206
                       (CUSIP Number)

                  Frederick J. Jaindl et al
                        Jaindl Farms
                    Atten. Mark W. Jaindl
          3150 Coffeetown Road,  Orefield, PA 18069
                       (610) 395-3333

             (Name, Address and Telephone Number
               of Person Authorized to Receive
                 Notices and Communications)

                      December 17, 1998
            (Date of Event which Requires Filing
                     of this Statement)

     If the filing person has previously filed a statement on Schedule 13D to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d -1(b) (3) or (4), check the following box ( x ).

     Check the following box if a fee is being paid with this statement ( ). (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.











Cusip No. 131380206
     1)   Names of Persons S.S. or I.R.S.  Identification
Nos. of Above Persons:
          Frederick John Jaindl - SSN ###-##-####
____________________________________________________________
_________________

     2)   Check the Appropriate Box  if a Member of a Group
          (See Instruction): __________
          (a)_______
          (b)     X
____________________________________________________________
_________________

     3)   SEC Use Only______
____________________________________________________________
_________________

     4)   Source of Funds  (See Instructions) PF00
____________________________________________________________
_________________

     5)   Check if Disclosure of Legal  Proceedings is
Required
          Pursuant to items 2 (d) or (e):  N/A
____________________________________________________________
_________________

     6)   Citizenship or Place of Organization: US
____________________________________________________________
__________________

     7)   Sole Voting Power:  2,571,750
____________________________________________________________
__________________

     8)   Shared Voting Power:
____________________________________________________________
________________

     9)   Sole Dispositive Power:   2,571,750
____________________________________________________________
________________

     10)  Shared Dispositive Power:
____________________________________________________________
________________
____________________________________________________________
______________
     11)  Aggregate Amount Beneficially Owned by Each
Reporting
          Person: 2,571,750 shares
____________________________________________________________
________________

     12)  Check if the Aggregate Amount in Row (11) Excludes
          Certain Shares:  Yes          No XX    N/A
____________________________________________________________
_________________

     13)  Percent of Class Represented by Amount in Row
(11): 9.66%
____________________________________________________________
_________________

     14)  Type of Reporting Person (See Instructions): INN
____________________________________________________________
_________________

Cusip No. 131380206
     1)   Names of Persons S.S. or I.R.S.  Identification
Nos. of Above Persons:
          Mark Wilson Jaindl - SSN ###-##-####
____________________________________________________________
_________________

     2)   Check the Appropriate Box  if a Member of a Group
          (See Instruction): __________
          (a)_______
          (b)     X
____________________________________________________________
_________________

     3)   SEC Use Only___________
____________________________________________________________
_________________

     4)   Source of Funds:  PF:    00
____________________________________________________________
_________________

     5)   Check if Disclosure of Legal Proceedings is
Required
          Pursuant to items 2 (d) or (e): Yes     No  XX N/A
____________________________________________________________
_________________

     6)   Citizenship or Place of Organization: US   U.S.
____________________________________________________________
_________________

     7)   Sole Voting Power:  419,400
____________________________________________________________
__________________

     8)   Shared Voting Power:
____________________________________________________________
__________________

     9)   Sole Dispositive Power:  419,400
____________________________________________________________
__________________

     10)  Shared Dispositive Power:
_________________________________________
____________________________________________________________
_________________

     11)  Aggregate Amount Beneficially Owned by Each
Reporting
          Person: 419,400 shares
____________________________________________________________
__________________

     12)  Check if the Aggregate Amount in Row (11) Excludes
          Certain Shares    Yes     No  XX    N/A
____________________________________________________________
_________________

     13)  Percent of Class Represented by Amount in Row (11)
1.57%
____________________________________________________________
________________

     14)  Type of Reporting Person (See Instructions): INN
____________________________________________________________
_________________

     This Amendment No. 9 amends and supplements the Statement on Schedule 13D, as amended and supplemented to date (the "Schedule 13D") relating to the shares of common stock, par value $.01 per share (the "Shares"), of Calton, Inc. a New Jersey corporation having its principal business offices at 500 Craig Road, Manalapan, NJ 07726-8790 (the
"Company"), previously filed by Frederick John Jaindl and Mark Wilson Jaindl (collectively, the "Reporting Persons").

     Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D.

Item 4 is hereby amended to add the following information:

     On December 14, 1998, Mark Wilson Jaindl reviewed a list of record holders of Shares at the Company's offices.

     In connection with the nomination of Mark Wilson Jaindl for election to the Company's Board of Directors, the Reporting Persons are considering, and if Mark Wilson Jaindl is elected to the Company's Board of Directors, he may consider in the exercise of his fiduciary duties, various alternatives that may relate to or result in: (a) the acquisition by any person of additional securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company; (c) a sale or transfer of a material amount of the assets of the Company; (d) a change in the Board of Directors or management of the Company; (e) a material change in the present capitalization or dividend policy of the Company; (f) other material changes in the Company's business or corporate structure; (g) changes in the Company's Certificate of Association or By-Laws or other actions which may impede or foster the acquisition of control of the Company by any person; (h) a class of securities of the Company being delisted from a national securities exchange; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) actions similar to those enumerated above (each of the foregoing are collectively hereinafter referred to as the "Enumerated Actions").

     Although, except as otherwise disclosed in the Schedule 13D or this Amendment, the Reporting Persons have no plans or proposals to engage in any of the Enumerated Actions, the Reporting Persons may consider one or more of such Enumerated Actions in the future depending upon factors including, but not limited to, the market for Shares, the Company's prospects, alternative investment opportunities, general economic, business and monetary conditions, and other factors deemed relevant by the Reporting Persons from time to time.

     Mark Wilson Jaindl has had discussions with members of the Company's management regarding the nomination of Mark Wilson Jaindl to the Company's Board of Directors and other matters that may pertain to Enumerated Actions. Mark Wilson Jaindl may or may not hold further discussions with members of the Company's management in the future.


Item 5 is hereby amended to add the following information:

     (a) Frederick John Jaindl and Mark Wilson Jaindl own
2,571,750 and 419,400 Shares respectively. These Shares constitute 9.66% and 1.57% respectively of the 26,630,823
Shares outstanding as of November 2, 1998.

     (b) Frederick John Jaindl and Mark Wilson Jaindl have the sole voting and dispositive power of 2,571,750 and 419,400 Shares held by each of them respectively .

     (c) The following transactions were effected by or on behalf of Frederick John Jaindl since the previous filing of an amendment to the Schedule 13D:
n

     Date           Shares               Price
     11/24/98              4,600             $1.0625
Open Market
     11/25/98              2,500             $1.0625
Open Market
     11/25/98             23,300             $1.0625
Open Market
     12/01/98             50,000             $1.0625
Open Market
     12/02/98             29,300             $1.0625
Open Market
     12/03/98             27,200             $1.0625
Open Market
     12/04/98             15,700             $1.0625
Open Market
     12/07/98              1,100             $1.0625
Open Market
     12/10/98             13,300             $1.0625
Open Market         12/10/98             50,000
$1.125         Open Market
     12/16/98             16,000             $1.0625
Open Market
     12/17/98             18,100             $1.0625
Open Market


     After reasonable inquiry and to the best of my
     knowledge and belief,    I certify that the information
     set forth in this statement is true, complete and correct.

     December 17, 1998


     /s/ Mark Wilson Jaindl
     ----------------------------
     Mark W. Jaindl



     /s/ Frederick John Jaindl
     ------------------------------
     Frederick John Jaindl